Mail Stop 4561

December 1, 2009

Mr. Alfred R. Kahn
Chief Executive Officer
4Kids Entertainment, Inc.
1414 Avenue of the Americas
New York, New York 10019

Re: 4Kids Entertainment, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 17, 2008
Form 10-Q for Fiscal Quarter Ended September 30, 2008
Filed November 10, 2008
File No. 001-16117

Dear Mr. Kahn:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Craig D. Wilson
Sr. Asst. Chief Accountant